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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
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                 (Translation of Registrant's name into English)

          #302, 1132 HAMILTON STREET, VANCOUVER, B.C., CANADA, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]


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                                 PEACE ARCH LOGO

                      PEACE ARCH ANNOUNCES CO-VENTURE WITH
                         MTV AND NELVANA FOR NEW SERIES

VANCOUVER, British Columbia August 14, 2001 - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") TODAY ANNOUNCED A CO-VENTURE WITH MTV AND NELVANA FOR A NEW SERIES FOR YOUNG ADULTS. This 13 episode half-hour series finished production in Vancouver, Canada in June. Peace Arch Entertainment is presently completing the delivery of episodes to MTV and Nelvana.

The series will air under the title SAUSAGE FACTORY in all territories other than the U.S. on MTV, where it is "yet to be titled."

"Peace Arch is thrilled to be producing this series in partnership with MTV and Nelvana," COMMENTED TIM GAMBLE, PRESIDENT OF PEACE ARCH ENTERTAINMENT GROUP INC. "The strength of the MTV brand, combined with Nelvana's terrific international reputation for distribution of youth programming, will enhance the value of the show. These new strategic relationships illustrate Peace Arch's ability to target specific market niches by combining its producing strengths with the capabilities of branded industry leaders."

Set in Boulder, Colorado, this comedy series follows a raucous, adventurous group of high school friends coming of age. The series embraces the unique and often hilarious manner in which these friends deal with emerging issues of loyalty, dating and class structure. These witty and amusing high school pals, with their Mountain Zone sensibility, charmingly resolve their issues together, learning a lot about life, love and loyalty.

MTV NETWORKS, a unit of Viacom International Inc. (NYSE: VIA, VIA.B), owns and operates the following television programming services -- MTV: Music Television, MTV2, VH1, Nickelodeon/Nick at Nite, TV LAND, TNN, CMT and The Digital Suite From MTV Networks, a package of nine US digital services, all of which are trademarks of MTV Networks. MTV Networks also has licensing agreements, joint ventures, and syndication deals whereby all of its programming services can be seen worldwide. In addition, MTV Networks operates The MTV Group and Nickelodeon Online, a portfolio of leading Internet properties built to address every interest of today's music fan and Internet-savvy kid.

NELVANA LIMITED, headquartered in Toronto, has completed nearly 50 major animated productions and distributes its programming to over 160 countries worldwide. Nelvana's growing programming library includes over 1,380 cumulative half-hour episodes, including such well-known television feature film properties AS FRANKLIN, LITTLE BEAR, BABAR, RUPERT, ROLIE POLIE OLIE AND PIPPI LONGSTOCKING. The company is also involved in branded consumer products, including children's book publishing and the merchandise licensing of Nelvana's many character brands.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. In April, Peace Arch received a second 18 episode season order from Global Television, a CanWest Company, for its half-hour comedy series BIG SOUND, and completed production on its first 13 episode one-hour documentary series ANIMAL MIRACLES WITH ALAN THICKE. At the end of 2000, PAE completed production of the third season of its 66 episode one-hour international sci-fi hit series FIRST WAVE and the first season of its 22 episode one hour action/sci-fi series THE IMMORTAL. As well, the Company has the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT, and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which completed production in late 2000. PEACE ARCH ENTERTAINMENT is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. The COMPANY IS HEADQUARTERED IN VANCOUVER, BRITISH COLUMBIA, AND ITS STOCK TRADES ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".


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         This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

    Additional information on Peace Arch Entertainment can be accessed on the
                         Internet at www.peacearch.com

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.

                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: tinabaird@telus.net
                                       or
    RJ Falkner & Company, Inc., Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PEACE ARCH ENTERTAINMENT GROUP INC.
                                             -----------------------------------
                                                      (Registrant)

Date AUGUST 15, 2001                      By /s/ JULIET JONES
     -----------------------------------     -----------------------------------
                                                      (Signature)*
----------------------------------------     Juliet Jones, CEO
  *Print the name and title under the
   signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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